UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 001-34449

CUSIP NUMBER 27297100

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Lorain Corporation
Full Name of Registrant

N/A
Former Name if Applicable

Beihuan Zhong Road
Address of Principal Executive Office (Street and Number)

Shandong, People's Republic of China, 276600
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Lorain Corporation is filing this Form 12b-25 with the Securities and Exchange Commission (the "SEC") to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 beyond March 31, 2015, the prescribed due date for such filing. As disclosed in the Company's Current Report on Form 8-K filed on February 7, 2014 with the SEC, the Company, through its indirect wholly owned subsidiary, Junan Hongrun Foodstuff Co., Ltd. ("Junan Hongrun") entered into two Share Purchase Agreements with Intiraimi, a limited liability company organized under the laws of France and Biobranco II, a company organized under Portuguese law, respectively, to acquire 51% of the share capital of Athena Group. On June 30, 2014, Junan Hongrun officially completed the acquisition and controlled total 51% shares of Athena Group. Due to significant additional work that are necessary to review, convert, c onsolidate and audit the financial reports of Athena for the year 2014 which have books and records are all in foreign language (French) and under different accounting system of France comparing to US GAAP, significant time and resources are required for the Company to complete and consolidate the financial reports and complete the Form 10-K. Because this is the first annual report to consolidate Athena Group into the financials of the Company, the Company cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date of March 31, 2015. The Company expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Li, McKenna Long & Aldridge LLP	202	496-7443
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2013 fiscal year:

Revenue

Net Revenues. We anticipate that we will report that net revenues increased by $2.3 million, or approximately 1.1%, to $217.6 million in 2014 from $215.3 million in 2013. This increase was attributable to the increased revenues from sales of our chestnut food products, which partially offset by decreased revenues from convenience food and frozen food segments.

We anticipate that we will report that revenues from sales in the China domestic market decreased by approximately $19.4 million, or approximately 12.2%, in 2014. We anticipate that we will report that as a percentage of total revenues, revenues from in the domestic PRC market decreased to approximately 64.2% from approximately 73.8% in 2013. Revenue from sales in international market increased by approximately $21.6 million, or approximately 38.5% in 2014.

We anticipate that we will report that, in 2014, revenues from Europe market increased from $14.2 million to $38.0 million.

Cost of Revenues. We anticipate that we will report that our cost of revenues increased $6.7 million, or approximately 3.9%, to $178.8 million in 2014 from $172.1 million in 2013. We anticipate that we will report that raw material costs increased by approximately 1.8% in 2014 which was attributes to the increase of raw materials and variances of chestnut products structure. Wage expenses increased primarily due to an increase in the number of production personnel and salary level. In addition, acquisition of Athena group also leads to the incorporation of its costs in consolidated financial statement.

Operating Expenses

Selling and Marketing Expenses. We anticipate that we will report that our selling and marketing expenses increased approximately $1.1 million, or 10.8%, to $11.6 in 2014 from $10.5 million in 2013. The increase is attributable to increase of wage and benefit. We anticipate that we will report that the Selling and Marketing Expense to Revenue ratio was 5.4% in 2014 compared to 4.9% in 2013, management believes the expense incurred is reasonable.

General and Administrative Expenses. We anticipate that we will report that our general and administrative expenses increased approximately $3.4 million, or 47.4%, to $10.6 million in 2014 from $7.2 million in 2013. We anticipate that we will report that the increase is due to the consolidation of Athena group for the half year, whose general and administrative expense for the period was $2.8 million

Government Subsidy Income

We anticipate that we will report that government subsidy income increased from approximately $1.6 million in 2013 to $2.4 million in 2014, representing grants received mostly from the Junan County, Beijing and Luotian government to assist us in our research and business development.

Income Before Taxation and Minority Interest

We anticipate that we will report that income before taxation and minority interest decreased $14.2 million, or 44.6%, to $9.1 million in 2014 from $23.3 million in 2013 as a result of the increase of cost of sales and operating expenses, for the reasons indicated above.

Income Taxes

We anticipate that we will report that income taxes decreased approximately $2.5 million, or 44.6%, to $3.1 million in 2014, as compared to $5.6 million in 2013. This decrease was attributable to the lower income earned in 2014 as compared to 2013.

Net Income

We anticipate that we will report that net income decreased $10.5 million, or 63.4%, to $6.1 million in 2014 from $16.6 million in 2013, as a result of the factors described above.

American Lorain Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By:	/s/ Johnny Zhou
Johnny Zhou
	Title:	CFO